Nalco Holding Company

January 22, 2010

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D. C. 20549

Re:	Nalco Holding Company

Form 10-K and 10-K/A#1 for the year ended December 31, 2008

Form 10-Q for the period ended September 30, 2009

Definitive Proxy Statement on Schedule 14A filed March 10, 2009

File No. 1-32342

Dear Mr. Decker:

The following is in response to your letter, dated December 22, 2009, regarding the Nalco Holding Company (“we,” “Nalco” or the “Company”) Form 10-K and 10-K/A#1 for the fiscal year ended December 31, 2008 (the “Form 10-K”), Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) and the Definitive Proxy Statement on Schedule 14A filed March 10, 2009 (the “Proxy Statement”). Thank you for your kind patience as we have been preparing this response; we appreciate the additional time.

As requested in your letter, we have set forth below the Company’s response to your comments, each of such responses keyed to the individual comment to which the response is directed. With respect to your comments requesting future compliance, we confirm that we will comply with these comments in all future filings.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings,

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The responses herein contain confidential and proprietary business information.

Nalco Holding Company

Form 10-K and 10-K/A#1 for the year ended December 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

For those comments that request additional disclosures or other revisions to be made, our responses below include descriptions or examples of the revisions. The additional disclosures or other revisions will also be included in future filings.

Item 1. Business, page 2

2.	Please disclose the information required by Item 101(c)(1)(viii) of Regulation S-K, or advise us why this information is not required.

We do not disclose the information required by Item 101(c)(1)(viii) of Regulation S-K since large dollar amounts of backlogs are unusual. Our chemicals are normally shipped within a few days of the receipt of orders, and the dollar amount of the normal backlog of orders is not significant in relation to the total annual dollar volume of our sales.

Intellectual Property, page 14

3.	Please disclose the duration of the material intellectual property discussed in the second to last sentence of this section. Refer to Item 101(c)(1)(iv) of Regulation S-K.

In future filings, we will disclose that U.S. and foreign patents protect aspects of our key TRASAR and 3D TRASAR technology until at least 2024. The Nalco and Calgon trademarks are registered or applied for in all of our key markets and we anticipate maintaining them indefinitely.

4.	Please expand your disclosure of this section to discuss the sources and availability of your raw materials. Refer to Item 101(c)(1)(iii) of Regulation S-K.

In future filings, we will disclose in the “Raw Materials” section of Item 1 that the principal raw materials purchased by us are ordinarily available in adequate quantities from several sources of supply in the United States and foreign countries.

Executive Officers, page 15

5.	Please revise to clearly disclose the business experience during the past five years of Messrs. Melin and Yimoyines, including disclosure of the specific dates for each position held. Refer to Item 401(e)(1) of Regulation S-K.

Nalco Holding Company

Prior to being named Executive Vice President and President, Asia Pacific in September 2008, Mr. Eric G. Melin worked for Nalco as a consultant on growth in Asia from May 2008. Prior to that, Mr. Melin had been Chief Operating Officer, President and Board Member of Isola Corporation, a private-equity-owned global designer, developer and manufacturer of high-performance materials used in electronic systems, from May 2006 until February 2008. Mr. Melin was Vice President and General Manager of E.I. du Pont de Nemours and Company’s Refinish Systems from August 2001 until he joined Isola Corporation.

Mr. John P. Yimoyines was named Group Vice President, Business Optimization, in January 2009. He joined Nalco in June 2006 as Group Vice President and President, Paper Services division. Prior to that, Mr. Yimoyines was Vice President, Technology Licensing and Catalysts for Dow Chemical Company since 2004, where he was previously Vice President, General Manager, Specialty Polyolefins.

We will disclose the additional details of Mr. Melin’s business experience in our future filings. Mr. Yimoyines ended his employment with us during 2009.

Item 6. Selected Financial Data, page 28

6.	You have presented unusual items included in EBITDA in your table of selected financial data for each period presented. These unusual items are explained in note (7). These items include pension settlement and curtailment costs as well as noncash-compensation expenses recognized from the grants of stock options or other stock rights to officers, directors, and employees. Many of these expenses, including the two items noted above, appear to have been incurred in each period presented. In this regard, it is not clear why they have been characterized as unusual. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K. Your disclosures on page 52 indicate that these may be adjustments that are made in arriving at your Adjusted EBITDA amount, which is used to determine compliance with many of your covenants. Please consider changing your description of these amounts to remove the word unusual. Please show us in your supplemental response what the revisions will look like.

The amounts presented as “unusual items included in EBITDA” in our table of selected financial data are, indeed, adjustments made in arriving at our Adjusted EBITDA amount, which is used to determine compliance with many of the covenants contained in the indentures governing our senior discount notes, senior notes, and senior subordinated notes and in our senior credit agreement. The amounts presented as “non-cash charges included in EBITDA” are additional adjustments made in arriving at Adjusted EBITDA.

Because these adjustments are made in arriving at our Adjusted EBITDA amount, we considered their presentation in our table of selected financial data useful to analysts and investors. However, we will delete these two captions from our table of selected financial data in future filings.

Nalco Holding Company

MD&A

“Safe Harbor” Statement Under Private Securities Litigation Reform Act of 1995, page 32

7.	Please delete the word “will” from the list of forward-looking terminology as it does not constitute forward-looking terminology but rather provides assurances of future performance.

We agree to delete the word “will” from the list of forward-looking terminology.

Use of Non-GAAP Financial Measures, page 33

8.	You present diluted net earnings, as adjusted, on page 41, as well as adjusted income (loss) before tax, adjusted tax expense (benefit), and an adjusted effective tax rate on page 44. These amounts constitute non-GAAP financial measures. Please provide the disclosures required by Item 10(e)(1)(i)(c) and (d) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Our results of operations for the year ended December 31, 2008 were impacted significantly by two unusual items: the gain on the divestiture of our Finishing Technologies surface treatment business and the write off of all goodwill allocated to our Paper Services reporting unit. Charges for restructuring activities were also significantly higher in 2008 than what had been incurred in 2007. To help analysts and investors better understand how these items affected our diluted net earnings (loss) per share, we presented the per-share impact of each of these items and diluted net earnings per share, adjusted to exclude the impacts of these items.

Our income tax provision for the year ended December 31, 2008 was also significantly affected by the divestiture gain and the goodwill write off. We believed that excluding these two items from the effective tax rate provided a better basis for comparison to other periods, as we indicated in the paragraph immediately following the table on page 43 that reconciled our reported effective tax rate to the adjusted effective tax rate. We also believed that presenting this information would provide analysts and investors with a clearer understanding of how these two items affected our income tax provision and resulting effective tax rate.

In addition to using these measures to assist us in explaining our results to analysts and investors, our management used them in their evaluation of operating performance.

In future filings, we will revise our disclosure concerning the use of non-GAAP financial measures to include all such measures that are included in management’s discussion and analysis. For example, the first sentence of our disclosure regarding the use of non-GAAP financial measures will be revised as follows, assuming the measures are used in our filings:

“Direct Contribution, EBITDA, Adjusted EBITDA, Adjusted Effective Tax Rate, Adjusted Earnings Per Share, and Free Cash Flow are measures used by management to evaluate operating performance.”

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Adjusted Effective Tax Rate and Adjusted Earnings Per Share will be defined in our disclosure regarding the use of non-GAAP financial measures, and the reasons for their use will be further explained as follows:

“Adjusted Effective Tax Rate is defined as income tax expense (benefit), excluding the tax expense (benefit) of specified transactions, divided by earnings (loss) before income taxes, excluding the earnings (loss) before income taxes attributable to those specified transactions. Adjusted Earnings Per Share is defined as diluted net earnings per share, adjusted for the per-share impact of restructuring expenses, which fluctuate significantly from year to year, and other specified transactions that are unusual in nature. We believe Adjusted Effective Tax Rate and Adjusted Earnings Per Share are useful for investors to fully understand our operating performance.

Adjusted Effective Tax Rate and Adjusted Earnings Per Share are not recognized terms under U.S. GAAP. Adjusted Effective Tax Rate does not purport to be an alternative to the actual effective tax rate as a measure of the relationship between the income tax provision and earnings (loss) before income taxes, and Adjusted Earnings Per Share does not purport to be an alternative to diluted earnings per share as a measure of operating performance.”

9.	We remind you that Item 10(e)(1)(i)(a) of Regulation S-K states that you should not present non-GAAP financial measures with equal or greater prominence than the most directly comparable GAAP financial measures. Your executive level overview beginning on page 40 appears to place more prominence on certain non-GAAP financial measures. For example, you discuss Adjusted EBITDA without providing a discussion of the corresponding GAAP financial measure. Please revise. Please also provide the disclosures required by Item 10(e)(1)(i)(a) and (b) of Regulation S-K or disclose where they are included elsewhere in the filing. Please show us in your supplemental response what the revisions will look like.

We are aware that whenever one or more non-GAAP financial measures are presented in a filing, Rule 10(e)(1)(i)(a) of Regulation S-K requires registrants to present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. We are also aware that Rule 10(e)(1)(i)(b) of Regulation S-K requires registrants to provide a quantitative reconciliation of the differences between the non-GAAP financial measures disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Our executive level overview is intended to include the most important matters on which our management focuses in evaluating financial condition and operating performance. As disclosed in our discussion of the use of non-GAAP financial measures on page 33, our management uses non-GAAP financial measures such as

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Adjusted EBITDA and Free Cash Flow to evaluate operating performance, and we considered it appropriate to include a discussion of such measures in our executive level overview to help analysts and investors better understand our operating performance through the eyes of management. In addition, we believe that we have placed at least as much, if not greater, prominence on the most directly comparable financial measures calculated and presented in accordance with GAAP in our detailed discussion and analysis that follows our executive level overview. Our detailed discussion and analysis of results of operations that begins on page 42 analyzes each line item of our consolidated statement of operations that results in consolidated net earnings (loss), the financial measure calculated and presented in accordance with GAAP that is most directly comparable with Adjusted EBITDA. Our detailed discussion and analysis of liquidity and capital resources that begins on page 48 analyzes cash provided by operating activities, the financial measure calculated and presented in accordance with GAAP that is most directly comparable with Free Cash Flow. However, in future filings, if our executive level overview includes a presentation of any non-GAAP financial measure, we will also include a presentation in the executive level overview, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP.

We provided a reconciliation of the differences between net cash provided by operating activities with Free Cash Flow in our executive level overview on page 40, and we provided a reconciliation of the differences between consolidated net earnings (loss) with Adjusted EBITDA in the debt covenant compliance section of our discussion and analysis of liquidity and capital resources on page 51. In future filings, if our executive level overview includes a discussion of Adjusted EBITDA, we will refer to the reconciliation of consolidated net earnings (loss) with Adjusted EBITDA in our discussion and analysis of liquidity and capital resources.

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets Other Than Intangibles, page 35

10.	Please expand your disclosures regarding your impairment considerations pursuant to SFAS 144 to address the following:

•	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;

•

Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•

To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;

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•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

If you have determined that the expected undiscounted future cash flows substantially exceed the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

In future filings, we will expand our disclosures regarding the impairment of long-lived assets other than intangibles as follows:

Property, plant, and equipment held for use is grouped for impairment testing at the lowest level for which there is identifiable cash flows. Impairment testing of an asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such circumstances may include, for example, a significant decrease in the market price of a long-lived asset grouping, a significant adverse change in the manner in which the asset grouping is being used or in its physical condition, a history of operating or cash flow losses associated with the use of the asset grouping, or changes in the expected useful life of the long-lived assets.

If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by that asset group is compared to the carrying value to determine whether impairment exists. If an asset group is determined to be impaired, the loss is measured based on the difference between the asset group’s fair value and its carrying value. Assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

The assumptions underlying cash flow projections represent management’s best estimate at the time of the impairment review. Factors that management must estimate include industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions that differ from estimates could result in an impairment charge. We use reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges.

Nalco Holding Company

As of December 31, 2008, we had not identified any significant asset groups that had expected undiscounted future cash flows that were not substantially in excess of the carrying values.

Goodwill and Other Intangible Assets, page 35

11.	You have defined your reportable segments as your reporting units. It appears that each of your reportable segments consists of different businesses. For example, the Industrial and Institutional Services segment includes the Power and Municipal water business, Primary Metals business, and the Water Centric business. Please help us understand how you determined your reporting units in accordance with paragraph 30 of SFAS 142, including what consideration you gave as to whether each of these businesses represents a reporting unit.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. Nalco’s operating segments are Water Services (formerly, Industrial and Institutional Services), Paper Services and Energy Services. Nalco’s reportable segments are also its operating segments, as we do not aggregate any operating segments into reportable segments.

Paragraph 30 of SFAS 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business, for which discrete financial information is available and segment management regularly reviews the operating results of that component. Paragraph 30 also states that an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

The components of Nalco’s operating segments (e.g., Power and Municipal Water, Primary Metals, Water Centric, etc.) are not reporting units because they are not businesses. Rather, they are actually market groups that share substantially all of the inputs and processes necessary to conduct normal operations. These shared inputs and processes include intellectual property, such as patents and trademarks; a supply chain function that procures raw materials and provides manufacturing facilities and processes; a global research and development function; and a centralized information technology system that is used in processes such as sales and operations planning. These inputs and processes, none of which resides independently within the components of our operating segments, are critical to creating outputs, and are not easily replaced or replicated. Because the components of our operating segments lack substantially all of the inputs and processes that would be necessary for them to create outputs, the components of our operating segments are not businesses and, therefore, do not qualify as reporting units.

Nalco Holding Company

Financial Statements

Consolidated Statements of Operations, page 63

12.	Your disclosures on page 30 indicate that gains (losses) on the disposals of assets are included in the other income (expense), net line item on your statements of operations. Paragraph 45 of SFAS 144 states that a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity shall be included in income from operations. In this regard, please help us understand how you determined it was appropriate to exclude gains (losses) on the disposals of assets from your determination of operating earnings (loss). Please tell us the amounts of gains (losses) recorded on the disposals of assets for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009.

Historically, we have included immaterial amounts of gains (losses) on the disposal of assets in other income (expense), net. Material gains or losses on the disposal of assets, such as the gain on the sale of our Finishing Technologies surface treatment business in 2008, and asset impairments are included in income from operations.

Other income (expense), net included losses on the disposal of assets of $5.0 million, $2.3 million and $8.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, and $0.3 million for the nine months ended December 31, 2009. In the future, we will include all gains (losses) on the disposal of assets in the determination of operating earnings (loss).

Notes to the Financial Statements

Note 3. Acquisitions and Divestitures, page 73

13.	In September 2008, you completed the sale of the Finishing Technologies surface treatment business. Proceeds from the sale were $74.1 million, net of selling and other cash expenses of $0.9 million, and resulted in a gain of $38.1 million before income taxes. Please expand your disclosures to address how you determined that this business did not represent a component of an entity pursuant to paragraph 41 of SFAS 144 and therefore did not need to be presented as discontinued operations. Please show us in your supplemental response what the revisions will look like.

Paragraph 41 of SFAS 144 defines a component of an entity as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

The Finishing Technologies surface treatment business was not a component of an entity because its operations and cash flows were not clearly distinguished from the rest of the entity. As noted in our response to comment 11, the components of our operating segments share substantially all of the inputs and processes necessary to

Nalco Holding Company

producing outputs, including manufacturing facilities. Although a manufacturing facility in Jackson, Michigan primarily dedicated to the Finishing Technologies market group was included with the sale of other assets in the Finishing Technologies disposal group, that manufacturing facility supplied less than half of the Finishing Technologies production requirements, with the remaining requirements supplied by other manufacturing facilities that were not part of the Finishing Technologies disposal group. To that point, subsequent to the Finishing Technologies sale, we continued to manufacture Finishing Technologies products for the buyer at our other manufacturing facilities, because the Jackson, Michigan facility could not meet all the requirements for products needed to fill customer orders. The sale also included customer relationships, and some of the customers of the Finishing Technologies market group were also customers of other Nalco market groups. This is evidenced by the fact that we entered into a distribution agreement with the Finishing Technologies buyer, whereby the buyer continues to supply those customers with the products sold by other Nalco market groups. Because the operations and the cash flows of the Finishing Technologies disposal group could not be clearly distinguished from the rest of the entity, operationally and for financial reporting purposes, it was not presented as discontinued operations pursuant to paragraph 41 of SFAS 144.

In future filings, we will add a disclosure to indicate that the Finishing Technologies surface treatment business has not been presented as a discontinued operation because its operations and cash flows were not clearly distinguished from the rest of the entity.

Note 9. Property, Plant, and Equipment, page 77

14.	Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of products sold, please tell us what consideration you gave to SAB Topic 11:B in your presentation of gross profit in MD&A and in title you use for cost of products sold throughout the filing. Please also consider the guidance in Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

We classify depreciation expense in our consolidated statements of operations as cost of product sold or selling, administrative and research expenses consistent with the utilization of the underlying assets.

The above disclosure will be included in our future filings.

Note 10. Income Taxes, page 78

15.

During 2008, your U.S. tax position changed such that you are now able to credit rather than deduct certain foreign taxes. The current year tax benefit of being able to credit foreign was to release $35.4 million of valuation allowance related to prior year credits and to further reduce 2008 expense by $29.4 million related to 2008 withholding taxes and foreign dividends and other foreign taxes. It appears that the change in tax position had a significant impact on your results of operations for

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2008. In this regard, please help us further understand the change in your tax position and your corresponding accounting pursuant to FIN 48 by addressing the following:

•	Please tell us what your U.S. tax position was prior to 2008 regarding foreign taxes;

•

Please tell us the facts, circumstances, and information available which led to the change and your determination that it was more-likely-than not that your new position will be sustained upon examination; and

•	Please tell us how you determined the corresponding financial statement impact of the change pursuant to paragraph 8 of FIN 48.

Prior to 2008, applicable foreign taxes were deducted from U.S. taxable income, and our consolidated statements of operations reflected the value of the deductions. The incremental benefits of taking credits instead of deductions were treated as deferred tax assets on the consolidated balance sheet, subject to a valuation allowance. The accounting for the foreign tax credits (“FTCs”) was determined under our policy for valuation allowances against deferred tax assets, not as a FIN 48 reserve against positions taken on a tax return.

Prior to 2008, our U.S. tax-paying group was in a 36-month cumulative loss position that precluded the use of future taxable income in our determination of the need for a valuation allowance. In the second quarter of 2008, the U.S. tax-paying group came out of the cumulative loss, and expectations of future taxable income were included in the analysis. Scheduling of the income expectations and the life of the FTC carryforwards led us to the conclusion that utilization of the FTC carryforwards was reasonably assured. The valuation allowance was released, and the tax benefit was recognized in the consolidated income statement.

The measurement criteria pursuant to paragraph 8 of FIN 48 were not used because the valuation allowance policy was applied.

Note 11. Debt, page 81

16.	On November 4, 2003, Nalco Company, which is your indirect subsidiary, issued senior notes and senior subordinated notes. Nalco Holding Company’s and Nalco Company’s direct and indirect domestic subsidiaries that guarantee its obligations under the senior credit facilities guarantee these notes. In this regard, please tell us what consideration you gave to the requirements of Rule 3-10 of Regulation S-X. Please also tell us whether any entities guarantee the senior discount notes due February 2014.

In general, Rule 3-10 of Regulation S-X requires every issuer of a registered security that is guaranteed and every guarantor of a registered security to file the financial statements required for a registrant by Regulation S-X. Rule 12h-5 of the Securities Exchange Act of 1934 (the “Exchange Act”) specifically exempts from Exchange Act reporting subsidiary issuers or subsidiary guarantors that are permitted to omit financial statements by paragraphs (b) through (f) of Rule 3-10. It is our

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understanding that in those situations, the parent company’s periodic report must include the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10 for as long as the securities are outstanding. The parent company always will be the reporting entity for purposes of Exchange Act filings unless the parent company neither issues nor guarantees the security, in which case, the subsidiary issuer would be the reporting company. For purposes of Rule 3-10, the parent company must be an issuer or guarantor of the subject securities.

Nalco Holdings LLC is an indirect subsidiary of Nalco Holding Company and the direct parent company of Nalco Company, the issuer of the senior notes and senior subordinated notes (the “Notes”). Nalco Holdings LLC is also a guarantor of the Notes, but Nalco Holding Company is not. Accordingly, Nalco Holding Company is not subject to the requirements of Rule 3-10.

Prior to 2008, Nalco Holdings LLC filed the financial statements required by Regulation S-X, including the modified financial information permitted by paragraph (d) of Rule 3-10. In April 2008, Nalco Holdings LLC filed Form 15, suspending its reporting obligations under Section 15(d) of the Exchange Act, because there were fewer than 300 security holders.

No entities guarantee the senior discount notes due February 2014.

Note 14. Pension and Other Postretirement Benefit Plans, page 85

17.	Please tell us what consideration you gave to paragraph 7 of SFAS 132(R) in determining that you should aggregate US and International plans in your disclosures provided on pages 87 through 89.

Paragraph 7 of SFAS 132(R) states that a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.

As we disclosed in Note 14, the principal domestic pension plan represents approximately 56% of the benefit obligation at December 31, 2008. International plans represent nearly all of the remaining 44% of the benefit obligation, which we considered significant relative to the total benefit obligation. However, in our judgment, the assumptions used by our pension plans outside the United States are not significantly different from those of the U.S. plans. Those significant assumptions were disclosed in Note 14 and are presented as follows:

The weighted-average assumptions used for the U.S. defined benefit pension plans as of the measurement date for 2008 and 2007 were as follows:

	2008	2007
Discount rates	6.85%	6.25%
Rates of increase in compensation levels	4.44%	4.44%

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The weighted-average assumptions used for the international defined benefit pension plans as of the measurement date for 2008 and 2007 were as follows:

	2008	2007
Discount rates	6.08%	5.78%
Rates of increase in compensation levels	3.48%	3.88%

The weighted-average assumptions used to determine net pension expense for the U.S. defined benefit pension plans were as follows:

	Year ended December 31
	2008	2007	2006
Discount rates	6.25%	5.65%	5.75%
Rate of increase in compensation levels:	4.44%	3.94%	3.94%
Expected long-term return on plan assets	8.25%	8.50%	8.50%

The weighted-average assumptions used to determine net pension expense for the international defined benefit pension plans were as follows:

	Year ended December 31
	2008	2007	2006
Discount rates	5.78%	4.80%	4.80%
Rates of increase in compensation levels	3.88%	3.62%	3.40%
Expected long-term return on plan assets	6.44%	6.43%	6.48%

Note 19. Restructuring Expenses, page 96

18.	Please provide all of the disclosures required by paragraph 20 of SFAS 146, including a reconciliation between the beginning and ending liability balances related to your restructuring activities. Please also discuss the expected quantitative impact on future earnings and cash flows of your restructuring activities. You should also disclose when you expect the effects of these actions to be initially realized and the segments which will be impacted. Refer to SAB Topic 5:P. Please show us in your supplemental response what the revisions will look like.

Historically, Nalco’s restructuring expenses have not resulted from exit plans that are individually material to our results of operations, balance sheet or cash flows. Annual expenses and cash flows for restructuring activities have not been considered material, quantitatively or qualitatively, in the aggregate, and our liability for restructuring expenses has always been less than 5% of total current liabilities. In accordance with our accounting policy and consistent with management’s view of its operating segments, restructuring expenses have not been included in our measures of segment profitability.

Nalco Holding Company

For the above reasons, we had not provided all the disclosures required by paragraph 20 of SFAS 146, but disclosed that our restructuring expenses represent mostly employee severance and related costs, and that they were the result of continuously redesigning and optimizing our business and work processes. In addition, we aggregated and reported all restructuring expenses as a separate line item in the consolidated statements of operations.

We will enhance our disclosures in future filings by including a tabular analysis that reconciles the beginning and ending liability balances related to our restructuring activities, and which separately identifies employee severance and related costs, asset impairments, and any other exit costs and restructuring charges, if quantitatively or qualitatively material. The format for this analysis will be as follows:

(dollars in millions)	Severance, Termination Benefits and Other	Asset Impairments and Disposals	Total
Balance as of January 1, 2006	$7.1	$—	$7.1
Charges to restructuring expense	16.1	(0.8)	15.3
Cash payments	(15.5)	—	(15.5)
Asset writedowns and disposals	—	0.8	0.8
Currency translation adjustments	0.7	—	0.7

Balance as of December 31, 2007	8.4	—	8.4
Charges to restructuring expense	33.4	—	33.4
Cash payments	(11.5)	—	(11.5)
Currency translation adjustments	(2.1)	—	(2.1)

Balance as of December 31, 2008	$28.2	$—	$28.2

Those business process optimization and work process redesign activities that result in restructuring expenses are among many initiatives that we undertake in achieving productivity improvements and cost savings. Accordingly, our discussion of cost savings, which is included in management’s discussion and analysis of results of operations, has focused on the overall amount of cost savings achieved from business process optimization and work process redesign activities, rather than expected cost savings resulting from reductions in force and other exit activities. This is consistent with how management measures and evaluates its productivity improvement and cost savings initiatives. Because the majority of our cost savings are realized in our supply chain and support functions that are shared by all of our segments, our cost savings initiatives impact all of our segments, but it is not possible to quantify the cost savings amount by segment.

In future filings, if management initiates an exit plan that is considered material to our results of operations, balance sheet, or cash flows, we will disclose the expected effects on future earnings and cash flows resulting from the exit plan, along with the initial period in which we expect to realize those effects.

Nalco Holding Company

Note 22. Segment Information, page 97

19.	Please discuss in MD&A the business reasons for changes between periods in each reconciling item from segment direct contribution to operating earnings (loss) shown in the table on page 99. For example, there does not appear to be a discussion in MD&A related to administrative expenses.

We believe that we have provided a discussion in MD&A of the business reasons for changes between periods in each reconciling item from segment direct contribution to operating earnings (loss) shown in the table on page 99. On page 42, in our discussion of selling, administrative and research expenses for the year ended December 31, 2008 compared to the year ended December 31, 2007, we noted that administrative expenses declined $26.1 million on an organic basis, partly because 2007 expenses included $12.0 million of compensation cost for a grant of nonvested common stock as part of an agreement with our former Chairman and Chief Executive Officer, and because outside consulting costs related to our work process redesign and legal entity restructuring initiatives were significantly higher in 2007. On page 45, in our discussion of selling, administrative and research expenses for the year ended December 31, 2007 compared to the year ended December 31, 2006, we noted that administrative expenses rose $7.9 million on an organic basis, which was primarily driven by the $12.0 million expense for a grant of nonvested common stock as part of an agreement with our former Chairman and Chief Executive Officer, which was partly offset by lower incentive plan expenses.

Disclosure Controls and Procedures, page 102

20.	We note the disclosure that Nalco’s disclosure controls were designed to ensure that information would be made known to the certifying officers by others “to allow timely decisions regarding required disclosures.” This disclosure appears to be based on the definition of disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not conform fully to the definition in those rules because the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Further, this description does not conform fully to the definition in those rules because the description does not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

We confirm that our disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions

Nalco Holding Company

regarding required disclosure. Our disclosure controls and procedures are also designed to ensure that information that is required to be disclosed is recorded, processed, summarized and reported within the time periods specified in your rules and forms.

In future filings, we will simply state that our certifying officers concluded on the applicable dates that our disclosure controls and procedures were effective.

Item 15. Exhibits, Financial Statement Schedules, page 104

21.	We note the credit agreement filed as exhibit 10.1 to the Form 10-K/A. It does not appear that you have filed on EDGAR the exhibits or schedules to this agreement. Please file the complete version of this agreement, including all schedules and exhibits, in your next Exchange Act filing, or tell us when the exhibits and schedules were filed on EDGAR.

We have not been able to find all of the electronic files for the requested schedules and exhibits that can be converted into HTML format. We will continue to look for the files or otherwise find a method to convert the paper files into the filing format.

Exhibit Index

22.	Please include an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

We included a list of exhibits under Item 15(a)(3) of our Form 10-K/A, immediately before the signatures page. In future filings, we will include an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T. The exhibit index will be referenced under Item 15(a)(3).

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

23.	Please address the above comments in your interim filings as well.

We will address the above comments in our future interim filings, as applicable.

Nalco Holding Company

Financial Statements

Notes to the Financial Statements

Note 3. Acquisitions and Divestitures, page 8

24.	Please provide the following disclosures as well as any other applicable disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 regarding the acquisition of Crossbow Water:

•	The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration. Refer to ASC 805-30-50-1(b);

•	The amount of acquisition-related costs. Refer to ASC 805-10-50-2(e) and (f) as well as ASC 805-10-55-41;

•	The amount recognized as of the acquisition date related to the contingent consideration arrangement. Refer to ASC 805-30-50-1(c)(1); and

•	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Refer to ASC 805-20-50-1(c).

Please show us in your supplemental response what the revisions will look like.

The guidance in ASC 805-10-50-3, ASC 805-20-50-2, and ASC 805-30-50-2 indicates that an acquirer shall disclose the information required by ASC 805-10-50-2, ASC 805-20-50-1, and ASC 805-30-50-1, respectively, for material business combinations and for individually immaterial business combinations occurring during the reporting period that are material collectively. While Note 3 of our Form 10-Q included certain information regarding the acquisition of Crossbow Water (e.g., the cash consideration paid, the contingent consideration arrangement, and the amount by which the fair value of the net tangible assets acquired exceeded the purchase price), the acquisition of Crossbow Water was not a material business combination in our judgment, based on both quantitative and qualitative factors. Quantitatively, assets acquired, including goodwill, were less than 1% of total consolidated assets at September 30, 2009, and, as we disclosed, the acquisition did not have a material impact on our consolidated financial statements for the nine months ended September 30, 2009. Qualitatively, there was nothing about the acquisition that would cause us to conclude that it was material.

MD&A

Overview, page 23

25.	In the third quarter of 2009, you generated $31 million in cost savings toward your 2009 productivity goal of $100 million. You have achieved $84 million in net savings during the first nine months of 2009. Please further clarify in your disclosures where these cost savings favorably impacted financial statement line items. In this regard, selling, administrative, and research expenses for the nine months ended September 30, 2009 decreased $58.7 million for the nine months ended September 30, 2008, which appears to be primarily due to changes in foreign currency translation rates. Please show us in your supplemental response what the revisions will look like.

In future filings, we will expand our discussion of cost savings to disclose where they favorably impacted financial statement line items. For example, using the $84 million in cost savings disclosed in the Form 10-Q:

Nalco Holding Company

“We have achieved $84 million in net savings during the first nine months of 2009. Approximately $51 million of these cost savings were realized in cost of product sold, which contributed to the gross profit margin for the nine months ended September 30, 2009 increasing to 45.4% from 43.4% for the year-ago period. The remaining $33 million in cost savings were reflected in selling, administrative, and research expenses, but were more than offset by pension settlement charges of $22 million and investments to expand in higher growth geographies and markets, as well as consulting costs to assist us with elements of our productivity initiatives.”

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 10, 2009

Class I Directors Term Expiring in 2011, page 17

26.	In future filings, please revise to clearly disclose the business experience during the past five years of Mr. Pertz, including disclosure of the specific dates for each position held. See Item 401(e)(1) of Regulation S-K.

In future filings, we will disclose the business experience during the past five years of Mr. Pertz, including disclosure of the specific dates for each position held.

Compensation Discussion and Analysis, page 21

27.	For each comment below, provide us your supplemental response to the comment and sample disclosure that you would include in future filings in response to the comment.

Our supplemental response to each comment below includes a sample disclosure that we will include in future filings in response to the comment.

28.	The tabular disclosures on page 24 and the textual disclosures in the fourth paragraph on page 25 do not discuss or explain how the compensation committee determined the amount of compensation paid to each named executive under the 2008 management incentive plan and the long term equity incentive plans. Discuss and explain in future filings how the compensation committee determined the specific payouts under the management incentive plan and the long term equity incentive plans for each named executive officer. Make clear to what extent each named executive officer’s performance met, exceeded, or failed to meet each of the performance targets of the management incentive plan and the long term equity incentive plans. See Item 402(b) of Regulation S-K and Release No. 34-54302A.

Nalco Holding Company

The Company will discuss and explain in future filings how the compensation committee determined for purposes of the management incentive plan and long term equity incentive plan: (1) actual performance against performance targets and (2) the specific payouts to named executive officers. A sample of such disclosure is as follows:

“During the first quarter of 2010 the Compensation Committee has taken the following actions:

(a)	Management Incentive Plan – 2009 – Performance Against Targets. The Compensation Committee determined that the payout under the Management Incentive Plan for 2009 will be at % of target, based on [describe actual performance against the performance targets in the Plan.] For the named executive officers, the Compensation Committee determined that the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % target levels, the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts, the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts, the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts, and the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts.

(b)	Profit Sharing and Savings Plan - 2009. The Compensation Committee determined that earnings performance triggered a % contribution to the US Profit Sharing and Savings Plan ( % for employees who are participants in the Company’s Retirement Income Plan). The payments under this plan applied equally to all participants, including named executive officers that are participants in the plan.

(c)	Long-Term Equity Incentive Awards - 2009. The Compensation Committee determined that the payout under the 2007-2009 cycle of the Long-Term Equity Incentive Awards would be at % of target based on [describe actual performance against the performance targets in the Plan.] For the named executive officers, the Compensation Committee determined that the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % target levels, the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts, the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts, the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts, and the performance of [exceeded, met or failed to meet] expected performance levels, resulting in a payout of % of target level amounts.”

29.	Disclosure in the fourth paragraph on page 25 states that the compensation committee set targets for the 2009 management incentive plan “against a peer group different from that which is the Company’s general compensation peer group.” In future filings, explain why the compensation committee set targets against a different peer group. Further, identify the different peer group.

Nalco Holding Company

The Company will explain in future filings the reasons it chose a different peer group against which to review relative Management Incentive Plan targets from that used in setting overall compensation and benefit levels. The Company will also identify that peer group.

For purposes of the MIP target in 2008, the Company used the following peer companies because these companies are in a similar industry to the Company and, thus, likely to face similar economic conditions: Arch Chemicals, Inc., Rockwood Holdings, Inc., Cabot Corporation, Lubrizol Corporation, Air Products and Chemicals, Inc., Praxair, Inc., Hercules, Inc., Albermarle Corporation, HB Fuller Company, Ecolab, Inc., Cytec Industries, International Flavors and Fragrances, Inc., 3M Company, Chemtura Corporation, Ashland, Inc., Avery Dennison Corporation, Rohm & Haas Company, Ferro Corporation and Polyone Corporation.

30.	We note the disclosure in the clauses (b) and (d) in the second to last paragraph on page 25. Please disclose the actual performance results for each performance target, and explain how the committee determined the percentage amount payouts.

The following is the additional information requested:

(b)	Management Incentive Plan - 2008. The Compensation Committee determined that the payout under the 2008 Management Incentive Plan will be at 59.4% of target levels, based on: (1) Adjusted EBITDA of $732 million meeting the threshold target of $725 million, this metric weighted at 75%, (2) Free Cash Flow having failed to meet the threshold level of $255 million, this metric weighted at 25% and (3) EPS performance being within the top three of those comparative companies listed in the Response to Comment 29.

(d)	Long-Term Equity Incentive Awards - 2008. The Compensation Committee determined that under the Long-Term Equity Incentive Plans the Company’s performance would justify payments at 58.7% for the two performance years under the 2007-09 cycle. The basis for this determination was: (1) Adjusted 2007 EBITDA of $729 million exceeded the base target of $725 million, weighted at 50% for 2007, (2) Adjusted 2007 Real Revenue Growth of 3.15% exceeded the threshold target of 3%, weighted at 25% for 2007, (3) Cost Reduction of $78.8 million exceeded the threshold target of $75 million, weighted at 25% for 2007, (4) Adjusted EBITDA of $732 million failed to reach the threshold for 2008, weighted at 50%, (5) Real Revenue Growth of 3.8% exceeded the threshold of 3% for 2008, weighted at 25% and (6) Cost Reduction of $93.8 million exceeded the base target of $87.5 million. The Compensation Committee determined that under the Long-Term Equity Incentive Plans the Company’s performance would justify payments of 37.5% (out of 40%) for the first performance year under the 2008-10 cycle. The basis for this determination was: (1) Adjusted EBITDA of $732 million exceeded the threshold target of $725 million, weighted at 50% for 2008, (2) Real Revenue Growth of 3.8% exceeded the threshold target of 3%, weighted at 25% for 2008 and (3) Free Cash Flow of $93.8 million exceeded the base target of $87.5 million, weighted at 25% for 2008.

Nalco Holding Company

Yours truly,
Nalco Holding Company

/s/ Bradley J. Bell
Bradley J. Bell
Executive Vice President and Chief Financial Officer